EXHIBIT 12.1

OFFER TO PURCHASE FOR CASH
12,500 UNITS OF LIMITED PARTNERSHIP INTERESTS IN
BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP
BY
PARK G.P., INC.
AT A CASH PURCHASE PRICE OF
$21 PER UNIT

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION
PERIOD WILL EXPIRE AT 5:00 P.M., KANSAS CITY TIME,
ON FRIDAY, NOVEMBER 12, 2004,
UNLESS THE OFFER IS EXTENDED.

         PARK G.P., INC. (THE “PURCHASER”), A MISSOURI CORPORATION, IS OFFERING TO PURCHASE 12,500 UNITS OF BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP (THE “PARTNERSHIP”), AT A CASH PURCHASE PRICE OF $21 PER UNIT, WITHOUT INTEREST, LESS THE AMOUNT OF THE DISTRIBUTIONS (AS DEFINED BELOW) PER UNIT, IF ANY, MADE TO THE UNIT HOLDERS BY THE PARTNERSHIP AFTER THE DATE OF THIS OFFER, AND LESS ANY TRANSFER FEES IMPOSED BY THE PARTNERSHIP FOR EACH TRANSFER. THE PURCHASER BELIEVES THE PARTNERSHIP IS CURRENTLY CHARGING $10 PER UNIT, WITH A MINIMUM FEE OF $100 AND A MAXIMUM FEE OF $250. THE OFFER (AS DEFINED BELOW) IS SUBJECT TO CERTAIN TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE, AS IT MAY BE SUPPLEMENTED FROM TIME TO TIME (THE “OFFER TO PURCHASE”) AND IN THE RELATED AGREEMENT OF TRANSFER AND LETTER OF TRANSMITTAL, AS IT MAY BE SUPPLEMENTED OR AMENDED FROM TIME TO TIME (THE “LETTER OF TRANSMITTAL,” WHICH TOGETHER WITH THE OFFER TO PURCHASE, CONSTITUTES THE “OFFER”). THIS OFFER IS NOT SUBJECT TO BROKERAGE COMMISSIONS OR AND IS NOT CONDITIONED UPON FINANCING. TO THE KNOWLEDGE OF THE PURCHASER, A UNIT HOLDER WILL NOT INCUR ANY FEES, SUCH AS SELLING BROKER COMMISSIONS OR DEPOSITARY FEES, TO SELL UNITS IN RESPONSE TO THIS OFFER, UNLESS SUCH UNIT HOLDER HOLDS UNITS IN A MANNER THAT INVOLVES FEES PARTICULAR TO SUCH UNIT HOLDER.

         THE ENCLOSED LETTER OF TRANSMITTAL MAY BE USED TO TENDER UNITS FOR THE OFFER. PLEASE READ ALL OFFER MATERIALS COMPLETELY BEFORE COMPLETING AND RETURNING THE LETTER OF TRANSMITTAL (BLUE FORM).

_________________

For More Information or for Further Assistance,
Please Call or Contact the Purchaser at:
Park G.P., Inc.
104 Armour Road
North Kansas City, Missouri 64116
(816) 303-4500

October 8, 2004

TABLE OF CONTENTS

PAGE

INTRODUCTION	4

SUMMARY OF THE OFFER	4

RISK FACTORS	5

DETAILS OF THE OFFER	6

1.	Terms of the Offer; Expiration Date; Proration	6
2.	Acceptance For Payment and Payment of Purchase Price	7
3.	Procedure to Accept the Offer	8
4.	Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects	8
5.	Withdrawal Rights	9
6.	Extension of Tender Period; Amendment	10
7.	Conditions of the Offer	10
8.	Backup Federal Income Tax Withholding	12
9.	FIRPTA Withholding	12

CERTAIN INFORMATION CONCERNING THE PARTNERSHIP	12

General	12
Outstanding Units	12
Trading History of the Units	12
Selected Financial and Property Related Data	13

DETERMINATION OF OFFER PRICE	14

CERTAIN INFORMATION CONCERNING THE PURCHASER	14

The Purchaser	14
General	14
Prior Acquisitions of Units and Prior Contacts	15
Source of Funds	15

FUTURE PLANS OF THE PURCHASER	15

EFFECTS OF THE OFFER	16

Future Benefits of Unit Ownership	16
Limitations on Resales	16
Influence Over Future Voting Decisions	16

FEDERAL INCOME TAX MATTERS	16

CERTAIN LEGAL MATTERS	18

General	18
State Takeover Statutes	18
Fees and Expenses	18
Miscellaneous	19

SCHEDULE I Executive Officers	20

APPENDIX A	A-1

INTRODUCTION

         The Purchaser hereby offers to purchase 12,500 units of limited partnership interests in the Partnership (“Units”) at a cash purchase price of $21 per Unit, without interest, less the amount of Distributions (defined below) per Unit, if any, made to Unit Holders by the Partnership after the date of this Offer, and less any transfer fees imposed by the Partnership for each transfer. The Purchaser believes the Partnership is charging a transfer fee of $10 per Unit, with a $100 minimum fee and a $250 maximum fee. To the knowledge of the Purchaser, a Unit Holder will not incur any other fees, such as selling broker commissions or depositary fees, to sell Units in response to this Offer, unless such Unit Holder holds Units in a manner that involves fees particular to such Unit Holder.

SUMMARY OF THE OFFER

         The purpose of the Offer is for the Purchaser to acquire an equity interest in the Partnership for investment purposes.

         In considering the Offer, Unit Holders are urged to consider the following:

o	The price offered for the Units is $21 in CASH, less any Distributions made after the date of this Offer and any transfer fees charged by the Partnership. See “Details of the Offer — Acceptance for Payment and Payment of Purchase Price.”

o	The cash purchase price plus the estimated value of the current year tax loss totals $373[1]. Unit Holders who sell will receive an accelerated tax year benefit.

o	The Purchaser is not affiliated with the Partnership or its general partners. The Partnership’s managing general partner, 29 Franklin Street, Inc., (the “General Partner”), may be expected to communicate the Partnership’s position on the Offer in the next two weeks.

o	According to the Partnership’s General Partner, you cannot abandon your interest in the Partnership. An abandonment would shift your recapture risk to other limited partners. Sale of your Units now will protect you against possible credit recapture tax liability in the year after the Partnership’s confirmation of the transfer of Units.

o	Sale of all your Units will not result in the loss of tax credits previously taken. Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after the Partnership’s confirmation of the transfer of Units.

o	The Units are illiquid. According to Direct Investments Spectrum, trades during the past two years have ranged from $25 per Unit to $75 per Unit. The Offer allows Unit Holders to dispose of their Units without incurring the sales

______________________

          1 Assumes a combined federal/state capital gains tax rate of 36% and that prior Partnership losses have not been utilized. Each Unit Holder should check with their tax advisor as an individual tax rates and circumstances will vary.

commissions (typically up to 10% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries. See “Certain Information Concerning the Partnership — Trading History of the Units.”

o	The Offer is an immediate opportunity for Unit Holders to liquidate their investment in the Partnership, but Unit Holders who tender their Units will be giving up the opportunity to participate in any potential future benefits from ownership of Units, including distributions resulting from any future sale of the Partnership’s properties. Unit Holders may have a more immediate need to use the cash now tied up in the Units, and may consider the Offer more certain to achieve a prompt liquidation of their investment in the Units. See “Details of the Offer — Acceptance for Payment and Payment of Purchase Price.”

         Each Unit Holder must make his own decision, based on the Unit Holder’s particular circumstances, whether to tender Units. Unit Holders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer.

         The above statements are intended only as a brief overview of the principal terms and considerations regarding the Offer. The entire Offer to Purchase, which follows, provides substantially greater detail about the Offer, and all of the statements above are qualified by the entire Offer to Purchase. You should read it completely and carefully before deciding whether or not to tender your Units. The Offer is subject to certain terms and conditions set forth in this Offer to Purchase, and in the related Agreement of Transfer and Letter of Transmittal, that are not summarized above.

RISK FACTORS

         Before deciding whether or not to tender any of your Units, you should consider carefully the following risks and disadvantages of the offer:

o	Although we cannot predict the future value of the Partnership’s assets on a per Unit basis, our offer could differ significantly from the net proceeds that would be realized on a per Unit basis from a current sale of the Partnership’s properties or that may be realized upon a future liquidation of the Partnership.

o	Our price is based on our review of the information contained in this Offer to Purchase and other publicly available financial information filed with the Securities and Exchange Commission (the “Commission”) by the Partnership. The Offer price does not necessarily reflect the market price of the Units.

o	We are making this Offer with a view to making a profit. Accordingly, there may be a conflict between our desire to acquire the Units at a low price and your desire to sell the Units at a high price. Although we are not aware of any plans to liquidate the Partnership, we would benefit to the extent the amount per Unit we receive in the liquidation exceeds the offer price, if any. No independent person has been retained to evaluate or render any opinion with respect to the fairness of our offer price an we make no representation as to such fairness.

o	We believe the Partnership is currently charging a transfer fee of $10 per Unit, with a $100 minimum fee and $250 maximum fee. It is our understanding that the Partnership could change this practice and charge a different transfer fee on a per trade, per Unit or other basis. Each tendering Unit Holder is responsible for paying the transfer fee.

o	Confirmation of the transfer of Units could take a significant amount of time due to the fact that the General Partner controls the timing of the transfers. The Partnership’s transfer agent provides confirmation of transfers on a quarterly basis (the next confirmation date will be January 1, 2005). Therefore, you could agree to sell and not receive the proceeds of the sale for an extended period. Except to the extent that the tendering Unit Holders are otherwise entitled to withdrawal rights as described in Section 5 herein (see “Withdrawal Rights”), you would not have the right to withdraw your agreement to sell for any reason, including in the event the market price for the Units increased or another party made a higher offer.

DETAILS OF THE OFFER

      1.       TERMS OF THE OFFER; EXPIRATION DATE; PRORATION.

         On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase up to 12,500 validly tendered, and not withdrawn, Units in accordance with the procedures set forth in this Offer to Purchase (“Properly Tendered”). For purposes of the Offer, the term “Expiration Date” means 5:00 p.m., Kansas City time, on Friday, November 12, 2004, unless the Purchaser extends the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date to which the Offer is extended by the Purchaser.

         If, prior to the Expiration Date, the Purchaser increases the price offered to the Unit Holders pursuant to the Offer, the increased price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

         If more than 12,500 Units are Properly Tendered the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 12,500 Units, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. If transfers of Units are limited by the Partnership Agreement to a number of Units (the “Transfer Limit”) less than 12,500 Units, and the number of Units that are Properly Tendered exceeds the Transfer Limit, the Purchaser will, upon the terms and subject to the other conditions of the Offer, accept for payment and pay for Units equal to the Transfer Limit, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. Subject to its obligation to pay for Units promptly after the Expiration Date, the Purchaser intends to pay for any Units accepted for payment pursuant to the Offer after determining the final proration or other adjustments. The Purchaser does not believe it would take any longer than five business days to determine the effects of any proration required. If the number of Units that are Properly Tendered is less than or equal to 12,500 Units

(or the Transfer Limit, if any), the Purchaser will purchase all Units that are Properly Tendered, upon the terms and subject to the other conditions of the Offer. See “Effects of the Offer — Limitations on Resales.”

         If prior to the Expiration Date any or all of the conditions of the Offer have not been satisfied, or waived by the Purchaser, the Purchaser reserves the right to: (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units that are Properly Tendered, (iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain previously tendered Units for the period or periods for which the Offer is extended, and (iv) amend the Offer.

      2.       ACCEPTANCE FOR PAYMENT AND PAYMENT OF PURCHASE PRICE.

         On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for up to 12,500 Properly Tendered Units, promptly following the Expiration Date. Payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal, (ii) any other documents required in accordance with the Letter of Transmittal, and (iii) written confirmation from the Partnership of the transfer of the Units to the Purchaser; provided, however, that payment for Properly Tendered Units will be made promptly after the Expiration Date in all cases.

         Any Distributions made or declared on or after the date of this Offer would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit Holders to the Purchaser and deducted from your proceeds. Also, the transfer fees charged by the Partnership will be deducted from your proceeds. The Purchaser believes the Partnership is currently charging a transfer fee of $10 per Unit, with a $100 minimum fee and $250 maximum fee. UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

         If any tendered Units are not purchased for any reason (other than proration adjustments), the Purchaser may destroy the original Letter of Transmittal with respect to the Units. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered, then, without prejudice to the Purchaser’s rights under Section 4 herein, the Purchaser may, nevertheless, retain documents concerning tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unit Holders are otherwise entitled to withdrawal rights as described in Section 5 herein, subject, however, to the Purchaser’s obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to pay Unit Holders the purchase price in respect of Units tendered or return documents, if any, representing those Units promptly after termination or withdrawal of the Offer.

      3.       PROCEDURE TO ACCEPT THE OFFER.

         For the tender of any Units to be valid, the Purchaser must receive, at the address listed on the back page of this Offer to Purchase on or prior to the Expiration Date, a properly completed and duly executed Letter of Transmittal and all documents required by the Instructions.

         The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit Holder, and delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

         By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably appoints the Purchaser and its officers and any other designee of the Purchaser, and each of them, the attorneys-in-fact and proxies of the Unit Holder, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unit Holder’s rights with respect to the Units tendered by the Unit Holder and accepted for payment by the Purchaser (and with respect to any and all distributions, other Units, rights or other securities issued or issuable in respect thereof (collectively, “Distributions”)), including without limitation the right to direct any IRA custodian, trustee or other record owner to execute and deliver the Letter of Transmittal, the right to accomplish a withdrawal of any previous tender of the Unit Holder’s Units and the right to complete the transfer contemplated thereby. All such proxies will be considered coupled with an interest in the tendered Units, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Units by the Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Unit Holder with respect to the Units and Distributions will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given (and, if given, will be without force or effect). The officers and designees of the Purchaser will, with respect to the Units for which the appointment is effective, be empowered to exercise all voting and other rights of the Unit Holder as they in their discretion may deem proper at any meeting of the Partnership or any adjournment or postponement thereof.

         By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Unit Holder in and to any and all Distributions made by the Partnership, effective upon and after the date of acceptance with respect to Units accepted for payment and thereby purchased by the Purchaser.

4.	DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS.

         All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, which determination will be final and binding. The Purchaser reserves the right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser’s counsel, be unlawful. The Purchaser also reserves the right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Units. The Purchaser’s interpretation of the terms and conditions of the Offer

(including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.

         A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unit Holder and the Purchaser on the terms set forth in the Offer.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, Properly Tendered Units if, as and when the Purchaser gives written notice to the Partnership or its Transfer Agent of the Purchaser’s acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made and transmitted directly to Unit Holders whose Units have been accepted for payment.

      5.       WITHDRAWAL RIGHTS.

         Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 7, 2004 (60 days following the Offer Date). If purchase of, or payment for, Units is delayed for any reason, including extension by the Purchaser of the Expiration Date, or if the Purchaser is unable to purchase or pay for Units for any reason (for example, because of proration adjustments) then, without prejudice to the Purchaser’s rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn, except to the extent that tendering Unit Holders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser’s obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the purchase price in respect of Units tendered promptly after termination or withdrawal of the Offer.

         For withdrawal to be effective, a written notice of withdrawal must be timely received by the Purchaser at its address listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 herein at any time prior to the Expiration Date.

         All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.

      6.       EXTENSION OF TENDER PERIOD; AMENDMENT.

         The Purchaser expressly reserves the right at any time:

o	to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units;

o	to delay for a reasonable period the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, if the Purchaser reasonably anticipates the prompt receipt of any authorization, consent, order of, or filing with, or the expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer;

o	to amend the Offer in any respect (including, without limitation, by increasing or decreasing the price, increasing or decreasing the number of Units being sought, or both).

         Notice of any such extension or amendment will promptly be disseminated to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchaser makes a material change in the terms of the Offer or waives a condition that constitutes a material change in the terms of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. If a Distribution occurs before the Expiration Date and the Purchaser reduces its Offer price as a result, the Purchaser will provide notice thereof to Unit Holders and extend the Expiration Date in accordance with Rule 14e-1(b) under the Exchange Act. The Purchaser will not provide a subsequent offering period pursuant to Rule 14d-11 under the Exchange Act.

      7.       CONDITIONS OF THE OFFER.

         Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer), to pay for any Units tendered, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

         (a)     a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units; (iii) requires divestiture by the Purchaser of any Units; (iv) materially adversely affects the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership; or (v) seeks to impose any material condition to the Offer unacceptable to the Purchaser;

         (b)     there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government, administrative agency or other governmental authority which, directly or indirectly, results in any of the consequences referred to in paragraph (a) above;

         (c)     there shall be any authorization, consent, order of, or filing with, or expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer and requested by Purchaser, that shall not have occurred or been filed or obtained;

         (d)     any event shall have occurred or been disclosed, or shall have been threatened, regarding the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which event is materially adverse, or which threatened event, if fulfilled, would be materially adverse, to the Partnership or its business or properties, or there shall be any material lien not disclosed in the Partnership’s financial statements, or the Purchaser shall have become aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership’s properties;

         (e)     the General Partner or the Partnership shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchaser deems necessary, in the Purchaser’s reasonable judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder, with full voting rights, simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement and applicable law, or the Purchaser is unable to confirm to its reasonable satisfaction that the General Partner or Partnership will not refuse to take any such action;

         (f)     there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser, the Partnership or its properties or the value of the Units;

         (g)     the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any Distribution, other than in cash, on any of the Units, or (iv) the Partnership or the General Partner shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, other than listing the Partnership’s properties for sale; or,

         (h)     the General Partner shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as registered owners and as Unit Holders.

         The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time prior to the Expiration Date, subject to the requirement to disseminate to Unit Holders, in a manner reasonably designed to inform them of, any material change in the information previously provided. Any determination by the Purchaser, in its reasonable judgment, concerning the events described above will be final and binding upon all parties.

      8.       BACKUP FEDERAL INCOME TAX WITHHOLDING.

         To prevent the possible application of backup federal income tax withholding with respect to payment of the purchase price, a tendering Unit Holder must provide the Purchaser with the Unit Holder’s correct taxpayer identification number in the space provided in the Letter of Transmittal.

      9.       FIRPTA WITHHOLDING.

         To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the purchase price plus Partnership liabilities allocable to each Unit purchased, the Letter of Transmittal includes FIRPTA representations certifying the Unit Holder’s taxpayer identification number and address and that the Unit Holder is not a foreign person.

CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

         The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission’s customary charges by writing to the Commission’s principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

         General. Attached as Part I of Appendix A to this Offer to Purchase are excerpts from the last Annual Report on Form 10-KSB filed by the Partnership with the Commission (the “Form 10-K”), which excerpts describe the business and operations of the Partnership.

         Outstanding Units. According to the Form 10-K, there were 50,000 Units issued and outstanding, held by approximately 2,999 Unit Holders, as of March 31, 2004.

         Trading History of the Units. There is no established public trading market for the Units other than limited and sporadic trading through matching services or privately negotiated sales. At present, privately negotiated sales and sales through intermediaries (such as through the American Partnership Board) are the only means available to a Unit Holder to liquidate an investment in Units (other than this Offer or other occasional offers by other partnership investors, if any) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. The range of high and low bid quotations as derived from Direct Investments Spectrum for the past two years is as follows:

Period	Low	High
6/1/02 - 7/31/02	35.00	35.00
8/1/02 - 9/30/02	34.50	35.00
10/1/02 - 11/30/02	35.00	35.50
2/1/03 - 3/31/03	35.00	55.00
6/1/03 - 7/31/03	40.00	62.00
8/1/03 - 9/30/03	30.00	50.45
10/1/03 - 11/30/03	25.00	75.00
12/1/03 - 1/31/04	40.00	52.50
2/1/04 - 3/31/04	35.00	55.00
4/1/04 - 5/31/04	40.00	55.00
6/1/04 - 7/31/04	50.00	53.00

         Sales may be conducted which are not reported in the Direct Investments Spectrum and the prices of sales through other channels may differ from those reported by the Direct Investments Spectrum. The reported gross sales prices may not reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions (typically up to 10% with a minimum of $150-$200) and other secondary market transaction costs. The Purchaser does not know whether the information provided by the Direct Investments Spectrum is accurate or complete.

         Selected Financial and Property Related Data. Attached as Part II of Appendix A is a summary of certain financial and statistical information with respect to the Partnership and its properties, all of which has been taken from the Form 10-K. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission. Part II of Appendix A is qualified in its entirety by reference to such publicly filed reports and documents, including, without limitation, all the financial information and related notes contained therein. Unit Holders should also refer to any other Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the Commission after the Form 10-K or after the date of this Offer for more recent information relating to the business and operations of the Partnership.

DETERMINATION OF OFFER PRICE

         In establishing the Offer price, the Purchaser reviewed certain publicly available information including among other things: (i) Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and (ii) other reports filed with the Commission. The Purchaser determined the Offer price pursuant to its own analysis. The Purchaser did not obtain current independent valuations or appraisals of the assets.

         The Purchaser did not develop an estimated current liquidation value for the Partnership’s Units due to the Partnership not granting to the Purchaser access to the Partnership’s books and records or the Partnership’s limited partnership agreement (including partnership agreements in the other limited parterships in which it has an interest). The Purchaser believes this information is necessary to estimate the value of the Partnership, including the value of its interest in the other limited partnerships.

CERTAIN INFORMATION CONCERNING THE PURCHASER

         The Purchaser. The Purchaser is a Missouri corporation that was formed in 1999. The principal office of the Purchaser is 104 Armour Road, North Kansas City, Missouri 64116. The Purchaser’s sole shareholder is SLCas, L.L.C., a Missouri limited liability company. The Purchaser has no employees of its own. The Purchaser’s affiliate, Maxus Properties, Inc., a Missouri corporation (“Maxus Properties”), is assisting the Purchaser in making this Offer. For certain information concerning the Purchaser’s executive officers and directors, its shareholder and Maxus Properties, see Schedule I to this Offer to Purchase.

         The Purchaser and its affiliates invest in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conduct activities incident thereto.

         General. Except as set forth elsewhere in this Offer to Purchase, (i) the Purchaser does not have a right to acquire, and, to the best knowledge of the Purchaser, no associate or majority-owned subsidiary of Purchaser or the persons listed in Schedule I hereto, has a right to acquire any Units or any other equity securities of the Partnership; (ii) the Purchaser has not, and to the best knowledge of the Purchaser, none of the persons and entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has, effected any transaction in the Units or any other equity securities of the Partnership during the past 60 days other than as stated in this Offer to Purchase; (iii) the Purchaser does not have and, to the best knowledge of the Purchaser, none of the persons listed in Schedule I hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, the transfer or voting thereof, joint ventures, loan arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) since January 1, 2002, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Partnership or any of its affiliates and the Purchaser or any of its subsidiaries or, to the best knowledge of the Purchaser, any of its executive officers, directors or affiliates; and (v) since January 1, 2002, except as otherwise stated in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser, or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets of the Partnership.

         The Purchaser filed a lawsuit against the Partnerhsip and affiliates of the Partnership on July 13, 2004, relating to the Purchaser’s request for access to the books and records of the Partnership and affiliated limited partnerships. The lawsuit is pending in the Circuit Court of Clay County, Missouri and is captioned Park G.P., Inc. v. Boston Financial Qualified Housing Tax Credits L.P. IV, et al., Case No. CV104–005765CC. Prior to including the Partnership as a party to the lawsuit, the Purchaser sent a letter to the Partnership requesting access to the Partnership’s books and records, to which the Partnership did not respond.

         Prior Acquisitions of Units and Prior Contacts. The Purchaser owns 20 Units. As indicated above, Maxus Properties is providing certain services to Purchaser in connection with the Offer. Certain affiliates of Maxus Properties (but not affiliates of the Purchaser) own 2294.5 Units, representing 4.6% percent of the outstanding Units. The Purchaser has no oral or written agreement of any kind, formal or informal, with these affiliates of Maxus Properties.

         Except as set forth above, neither the Purchaser nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Partnership or with the General Partner concerning the Partnership since August 1, 2002.

         Source of Funds. Based on the Offer price of $21 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $262,500. The Purchaser expects to obtain these funds from current cash and cash equivalents.

FUTURE PLANS OF THE PURCHASER

         The Purchaser is seeking to acquire Units pursuant to the Offer to obtain a substantial equity interest in the Partnership, for investment purposes. Following the completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser may acquire additional Units, although there is no current intention to do so. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchaser. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. The Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending upon liquidity, strategic, tax and other considerations.

         Other than as set forth above, the Purchaser does not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Partnership and does not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the Purchaser and its affiliates will participate in those benefits to the extent of their ownership of the Units.

EFFECTS OF THE OFFER

         Future Benefits of Unit Ownership. Tendering Unit Holders shall receive cash in exchange for their Units purchased by the Purchaser and will forego all future distributions and income and loss allocations from the Partnership with respect to such Units.

         Limitations on Resales. The Partnership Agreement may prohibit a transfer of Units if the transfer would result in 50% or more of the Units being transferred in a 12 month period (a “Tax Termination”). Such a provision would limit sales of Units on the secondary market and in private transactions following completion of the Offer. Accordingly, the Partnership may not recognize any requests for recognition of a transferee Unit Holder upon a transfer of Units if the transfer would result in a Tax Termination. For the same reasons, it is theoretically possible that the number of Units tendered for purchase by the Purchaser taken together with the number of Units that have transferred prior to the Offer could result in a Tax Termination. In such event, Purchaser will purchase the maximum number of Units it may purchase without causing a Tax Termination, as informed by the General Partner. It is not possible for Purchaser to determine how many Units may be purchased because only the General Partner will know the number of Units that have been transferred in all other transactions prior to the expiration of the Offer. See “Details of the Offer — Terms of the Offer; Expiration Date; Proration.”

         Influence Over Future Voting Decisions. If all of the Units sought are acquired, the Purchaser and its affiliates will hold approximately 30% of the outstanding Units. Accordingly, while the Purchaser and its affiliates will not control any vote of the Unit holders, the Purchaser and its affiliates may have some influence over such actions.

FEDERAL INCOME TAX MATTERS

         The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder’s specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer may be taxable transactions under applicable state, local, foreign and other tax laws. UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

         In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder’s “amount realized” on the sale and (ii) the Unit Holder’s adjusted tax basis in the Units sold. The amount of a Unit Holder’s adjusted tax basis in a Unit will vary depending upon the Unit Holder’s particular circumstances, and it will include the amount of the Partnership’s liabilities allocable to the Unit (as determined under Code Section 752). The “amount realized” with respect to a Unit will be a sum equal to the amount of cash received by the Unit Holder for the Unit pursuant to the Offer (that is, the purchase price), plus the amount of the Partnership’s liabilities allocable to the Unit (as determined under Code Section 752).

         The gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Gain with respect to Units held for more than one year will be taxed, for federal income tax purposes, at a maximum long-term capital gain rate of 15 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates. It should also be noted that the Taxpayer Relief Act of 1997 imposed depreciation recapture of previously deducted straight-line depreciation with respect to real property at a rate of 25 percent (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to a disposition of the Units may be subjected to this 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

         If any portion of the amount realized by a Unit Holder is attributable to such Unit Holder’s share of “unrealized receivables” or “substantially appreciated inventory items” as defined in Code Section 751, a corresponding portion of such Unit Holder’s gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit Holder’s recognizing ordinary income with respect to the portion of the Unit Holder’s amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

         Capital losses are deductible only to the extent of capital gains, except that taxpayers who are natural persons may deduct up to $3,000 per year of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a “C” corporation’s carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

         Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct “passive activity losses” in any year only to the extent of the person’s passive activity income for that year. Substantially all post-1986 losses of Unit Holders from the Partnership are passive activity losses. Unit Holders may have “suspended” passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted “phase-in” amounts and which have not been used to offset income from other passive activities).

         If a Unit Holder sells less than all of its interest in the Partnership pursuant to the Offer, a passive loss recognized by that Unit Holder can be currently deducted (subject to the other applicable limitations) to the extent of the Unit Holder’s passive income from the Partnership for that year plus any other net passive activity income for that year, and any gain recognized by a Unit Holder upon the sale of Units can be offset by the Unit Holder’s current or “suspended” passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Unit Holder sells 100 percent of its interest in the Partnership pursuant to the Offer, any “suspended” passive activity losses from the Partnership and any passive activity losses recognized upon the sale of the Units will be offset first against any net passive activity income from the Unit Holder’s other passive activity investments, and the balance of any net passive activity losses attributable to the Partnership will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unit Holder from its other “ordinary” income (subject to any other applicable limitations). If more than the number of Units sought in the Offer are Properly Tendered, some tendering Unit Holders may not be able to sell 100 percent of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser, unless the Purchaser amends the Offer to increase the number of Units to be purchased.

         A tendering Unit Holder will be allocated the Unit Holder’s pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit Holder will assign to the Purchaser its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit Holder’s adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit Holder on the sale of the Units.

         Unit Holders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 28 percent backup withholding unless those Unit Holders provide a taxpayer identification number (“TIN”) and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Unit Holder may avoid backup withholding by properly completing and signing the Letter of Transmittal. If a Unit Holder who is subject to backup withholding does not include its TIN, the Purchaser will withhold 28 percent from payments to such Unit Holder.

CERTAIN LEGAL MATTERS

         General. Except as set forth herein, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. The Purchaser’s obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed herein.

         State Takeover Statutes. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of entities domiciled in such states or which have substantial assets, security holders, principal executive offices or principal places of business in such states. These laws are generally directed at the acquisition of corporations and not partnerships. The Purchaser is not aware of any state anti-takeover law that would apply to the transaction contemplated by the Offer.

         If any person seeks to apply any state takeover statute, the Purchaser will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent the Purchaser from purchasing or paying for Units tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for Units tendered. Furthermore, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchaser’s right to vote the Units purchased pursuant to the Offer. If this condition is not met, Purchaser may terminate or amend the Offer.

         Fees and Expenses. Employees of Maxus Properties may solicit tenders of Units without any additional compensation. Except as provided in the preceding sentence, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser will pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

         Miscellaneous. The Offer is not made to (nor will tenders be accepted on behalf of) Unit Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchaser may take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to Unit Holders in such jurisdiction.

         In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

         The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption “Certain Information Concerning The Partnership — General.”

         No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Park G.P., Inc.

October 8, 2004

SCHEDULE I

EXECUTIVE OFFICERS

         The Purchaser is wholly-owned by SLCas, L.L.C. (“SLCas”). SLC is located at 104 Armour Road, North Kansas City, Missouri 64116, and SLCas’s managers are Christine Robinson and Michele Berry. The business address of each executive officer and director of Purchaser and of SLCas’s managers is 104 Armour Road, North Kansas City, Missouri 64116. Each executive officer and director of Purchaser and each manager of SLCas is a United States citizen. The name and principal occupation or employment of each executive officer and director of Purchaser and each manager of SLCas, are set forth below.

Employment Name	Present Principal Occupation or Position and Five-Year Employment History
Christine Robinson	Ms. Robinson is President of the Purchaser and a manager of SLCas. For the past five years, Ms. Robinson has been employed by Maxus Properties, currently serving as VP of Administration.
David E. Watson	Mr. David E. Watson is the sole director of Purchaser. Since January, 2004, Mr. Watson has been Managing Member of Corporate Equity Partners. From 1994 until January, 2004, Mr. Watson held several executive positions with American Italian Pasta Company (a New York Stock Exchange listed company), most recently Executive Vice President — Corporate Development and Strategy. Prior to that, Mr. Watson’s positions included Executive Vice President — Finance and Chief Financial Officer and Executive Vice President — Operations.
John W. Alvey	Mr. John W. Alvey has served as Vice-President of Purchaser since its inception in 1999. He also served as Vice President and Chief Financial and Accounting Officer of Maxus since November 1999, and as a Trustee from September 19, 2000 until May 15, 2002. He also has served as Executive Vice President and Chief Financial Officer of Maxus Properties since 1988.
Michele Berry	Ms. Berry is a manager of SLCas. Since November 2002, Ms. Berry has been employed by Maxus Properties as its Financial Reporting Manager. Prior to November 2002, Ms. Berry worked at Security Benefit in Topeka, Kansas for over three years as a member of the Investment Relations Team and as a Performance Analyst.

APPENDIX A

         The following information has been copied from the Partnership’s Annual Report on Form 10-K for the year ended March 31, 2004. Although the Purchaser has no information that any statements contained in this Appendix A are untrue, the Purchaser has not independently investigated the accuracy of statements, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in the Form 10-K or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

         The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters including without limitation the Form 10-K and the Partnership’s quarterly report on Form 10-Q for the period ended June 30, 2004. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission’s customary charges by writing to the Commission’s principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

PART I

From the Form 10-K:

Item 1. Business

Boston Financial Qualified Housing Limited Partnership (the “Partnership”) is a limited partnership formed on January 22, 1987 under the Uniform Limited Partnership Act of the State of Delaware. The Partnership’s Partnership Agreement (“Partnership Agreement”) authorized the sale of up to 50,000 units of Limited Partnership Interest (“Units”) at $1,000 per Unit, adjusted for certain discounts. The Partnership raised $49,963,740 (“Gross Proceeds”), net of discounts of $36,260, through the sale of 50,000 Units. Such amounts exclude five unregistered Units previously acquired for $5,000 by the Initial Limited Partner, which is also one of the General Partners. The offering of Units terminated on April 29, 1988.

The Partnership is engaged solely in the business of real estate investment. Accordingly, a presentation of information about industry segments is not applicable and would not be material to an understanding of the Partnership’s business taken as a whole.

The Partnership has invested as a limited partner in other limited partnerships (“Local Limited Partnerships”) which own and operate residential apartment complexes (“Properties”), all of which benefit from some form of federal, state or local assistance programs and which qualify for the low-income housing tax credits (“Tax Credits”) that were added to the Internal Revenue Code (the “Code) by the Tax Reform Act of 1986. The investment objectives of the Partnership include the following: (i) to provide current tax benefits in the form of Tax Credits which qualified limited partners may use to offset their federal income tax liability; (ii) to preserve and protect the Partnership’s capital; (iii) to provide limited cash distributions from property operations which are not expected to constitute taxable income during the expected duration of the Partnership’s operations; and (iv) to provide cash distributions from sale or refinancing transactions. There cannot be any assurance that the Partnership will attain any or all of these investment objectives. A more detailed discussion of these investment objectives, along with the risks in achieving them, is contained in the section of the prospectus entitled “Investment Objectives and Policies — Principal Investment Policies” which is herein incorporated by this reference.

Table A on the following page lists the Properties originally acquired by the Local Limited Partnerships in which the Partnership has invested. Item 6 of this Report contains other significant information with respect to such Local Limited Partnerships. As required by applicable rules, the terms of the acquisition of each Local Limited Partnership interest have been described in supplements to the Prospectus and collected in three post-effective amendments to the Registration Statement and in two Form 8-K filings; such descriptions are incorporated herein by this reference.

TABLE A
SELECTED LOCAL LIMITED PARTNERSHIP DATA
Properties owned by Local Limited Partnerships	Location	Date Interest Acquired
Barrington Manor	Fargo, ND	12/31/87
Bingham (1)	Bingham, ME	12/30/87
Birmingham Village (1)	Randolph, ME	12/30/87
Bittersweet (1)	Randolph, MA	10/27/87
Boulevard Commons	Chicago, IL	07/14/88
Brentwood Manor II	Nashua, NH	01/20/89
Cass House/Roxbury Hills	Boston, MA	06/08/88
Chestnut Lane (1)	Newnan, GA	08/01/88
Coronado Courts (1)	Douglas, AZ	12/18/87
Country Estates (1)	Glennville, GA	03/01/88
600 Dakota (1)	Wahpeton, ND	10/01/88
Delmar (1)	Gillette, WY	10/01/88
Duluth (1)	Sioux Falls, SD	10/01/88
Elmore Hotel (1)	Great Falls, MT	12/22/87
Graver Inn (1)	Fargo, ND	12/31/87
Hazel-Winthrop	Chicago, IL	12/30/87
Hughes (1)	Mandan, ND	12/31/87
Lakeview Heights (1)	Clearfield, UT	12/30/87
Logan Plaza (1)	New York, NY	05/10/88
New Medford Hotel	Medford, OR	12/22/87
Heritage View (1)	New Sweden, ME	12/30/87
Park Terrace	Dundalk, MD	01/20/89
Pebble Creek	Arlington, TX	06/20/88
Hillcrest III (1)	Perryville, MO	03/31/89
Pine Village (1)	Pine Mountain, GA	03/01/88
Rolling Green (1)	Edmond, OK	09/30/87
Sierra Pointe (1)	Las Vegas, NV	09/01/87
Sierra Vista (1)	Aurora, CO	09/30/87
Talbot Village (1)	Talbotton, GA	03/01/88
Terrace (1)	Oklahoma City, OK	11/20/87
Trenton (1)	Salt Lake City, UT	12/30/87
Verdean Gardens	New Bedford, MA	05/31/88
Willowpeg Village (1)	Rincon, GA	03/01/88
Windsor Court (1)	Aurora, CO	12/30/87

(1)    The Partnership no longer has an interest in the Local Limited Partnership which owns this Property.

Although the Partnership’s investments in Local Limited Partnerships are not subject to seasonal fluctuations, the Partnership’s equity in losses of Local Limited Partnerships, to the extent it reflects the operations of individual Properties, may vary from quarter to quarter based upon changes in occupancy and operating expenses as a result of seasonal factors.

With the exception of Brentwood Manor II, each Local Limited Partnership has, as its general partners (“Local General Partners”), one or more individuals or entities not affiliated with the Partnership or its General Partners. In accordance with the partnership agreements under which such entities are organized (“Local Limited Partnership Agreements”), the Partnership depends on the Local General Partners for the management of each Local Limited Partnership. As of March 31, 2004, Cass House and Verdean Gardens Limited Partnerships, representing 19.01%, of capital contributions to Local Limited Partnerships have Cruz Development Corporation as the Local General Partner. The Local General Partners of the remaining Local Limited Partnerships are identified in the Acquisition Reports, which are incorporated herein by reference.

The Properties owned by Local Limited Partnerships in which the Partnership has invested are, and will continue to be, subject to competition from existing and future apartment complexes in the same areas. The continued success of the Partnership will depend on many outside factors, most of which are beyond the control of the Partnership and which cannot be predicted at this time. Such factors include general economic and real estate market conditions, both on a national basis and in those areas where the Properties are located, the availability and cost of borrowed funds, real estate tax rates, operating expenses, energy costs and government regulations. In addition, other risks inherent in real estate investment may influence the ultimate success of the Partnership, including: (i) possible reduction in rental income due to an inability to maintain high occupancy levels or adequate rental levels; (ii) possible adverse changes in general economic conditions and adverse local conditions, such as competitive overbuilding, or a decrease in employment or adverse changes in real estate laws, including building codes; and (iii) possible future adoption of rent control legislation which would not permit increased costs to be passed on to the tenants in the form of rent increases or which would suppress the ability of the Local Limited Partnerships to generate operating cash flow. Since all of the Properties benefit from some form of government assistance, the Partnership is subject to the risks inherent in that area including decreased subsidies, difficulties in finding suitable tenants and obtaining permission for rent increases. In addition, any Tax Credits allocated to investors with respect to a Property are subject to recapture to the extent that the Property or any portion thereof ceases to qualify for the Tax Credits. Other future changes in federal and state income tax laws affecting real estate ownership or limited partnerships could have a material and adverse affect on the business of the Partnership.

The Partnership is managed by Franklin Street 29, Inc., the Managing General Partner of the Partnership. The other General Partner of the Partnership is Franklin 29 Limited Partnership. The Partnership, which does not have any employees, reimburses MMA Financial, LLC, LLC (“MMA”), an affiliate of the General Partner, for certain expenses and overhead costs. A complete discussion of the management of the Partnership is set forth in Item 9 of this Report.

PART II

Item 2. Properties

The Partnership owns limited partnership interests in nine Local Limited Partnerships which own and operate Properties, all of which benefit from some form of federal, state or local assistance program and which qualify for the Tax Credits added to the Code by the Tax Reform Act of 1986. The Partnership’s ownership interest in each Local Limited Partnership is 99%, except for Barrington Manor where the Partnership’s ownership interest is 49.5% and Boulevard Commons where the Partnership’s ownership interest is 0.5%.

Each of the Local Limited Partnerships has received an allocation of Tax Credits from its relevant state Tax Credit agency. In general, the Tax Credit runs for ten years from the date the Property is placed in service. The required holding period (the “Compliance Period”) of the Properties is fifteen years. During these fifteen years, the Properties must satisfy rent restrictions, tenant income limitations and other requirements, as promulgated by the Internal Revenue Service, in order to maintain eligibility for the Tax Credit at all times during the Compliance Period. Once a Local Limited Partnership has become eligible for the Tax Credits, it may lose such eligibility and suffer an event of recapture if its Property fails to remain in compliance with the requirements.

In addition, some of the Local Limited Partnerships have obtained one or a combination of different types of loans such as: i) below market rate interest loans; ii) loans provided by a redevelopment agency of the town or city in which the property is located at favorable terms; or iii) loans that have repayment terms that are based on a percentage of cash flow.

Capital Contributions

Local Limited Partnership Property Name Property Location	Number of Apts. Units	Total Committed at March 31, 2004	Paid Through March 31, 2004	Mtge. Loans Payable at December 31, 2003	Type of Subsidy*	Occupancy at March 31, 2004
Barrington Manor Limited Partnership Barrington Manor Fargo, ND	18	$ 175,200	$ 175,200	$ 533,073	Section 8	89%
Boulevard Commons Limited Partnership Boulevard Commons Chicago, IL	212	4,527,850	4,527,850	10,447,050	Section 8	87%
Michael J. Dobens Limited Partnership I Brentwood Manor II Nashua, NH	22	300,000	300,000	659,596	Section 8	100%
Cass House Associates Limited Partnership Cass House Roxbury Hills Boston, MA	111	2,141,090	2,141,090	13,885,548	None	84%
Hazel-Winthrop Apartments (A Limited Partnership) Hazel- Winthrop Chicago, IL Heritage Court Limited	30	350,400	350,400	2,044,978	Section 8	100%

Partnership Park Terrace Dundalk, MD	101	2,048,750	2,048,750	3,460,678	None	100%
New Medford Hotel Associates (1) Limited Partnership New Medford Hotel Medford, OR	76	1,365,100	1,365,100	2,946,176	Section 8	100%
2225 New York Avenue, Ltd. (A Limited Partnership) Pebble Creek Arlington, TX	352	2,512,941	2,512,941	12,098,098	Section 8	98%
Verdean Gardens Associates Limited Partnership Verdean Gardens New Bedford, MA	110	2,409,000	2,409,000	7,151,923	None	78%
	1,032	$15,830,331	$15,830,331	$53,227,120
*FmHA	This subsidy, which is authorized under Section 515 of the Housing Act of 1949, can be one or a combination of different types of financing. For instance, FmHA may provide:
1) direct below-market-rate mortgage loans for rural rental housing;
2) mortgage interest subsidies which effectively lower the interest rate of the loan to 1%;
3) a rental assistance subsidy to tenants which allows them to pay no more than 30% of their monthly income as rent with the balance paid by the federal government; or 4) a combination of any of the above.
Section 8	This subsidy, which is authorized under Section 8 of the Title II of the Housing and Community Development Act of 1974, allows qualified low-income tenants to pay 30% of their monthly income as rent with the balance paid by the federal government.

Property discussions.

Some of the Properties in which the Partnership has an interest have stabilized operations and operate above break-even. A few Properties generate cash flow deficits that the Local General Partners of those Properties fund through project expense loans, subordinated loans or operating escrows. However, some Properties have had persistent operating difficulties that could either: i) have an adverse impact on the Partnership’s liquidity; ii) result in their foreclosure; or iii) result in the Managing General Partner deeming it appropriate for the Partnership to dispose of its interest in the Local Limited Partnership prior to the expiration of the Compliance Period. Also, the Managing General Partner, in the normal course of the Partnership’s business, may arrange for the future disposition of its interest in certain Local Limited Partnerships. The following Property discussions focus only on such Properties.

As previously reported, the Managing General Partner negotiated an agreement with an unaffiliated entity to have the ability to transfer its interest to the unaffiliated entity or its designee with respect to the following Properties: Birmingham Village, located in Randolph, Maine, Bingham, located in Bingham, Maine and Heritage View, located in New Sweden, Maine. Although these Properties do not share a common Local General Partner, they are all

Rural Housing Section 515 (“FMHA”) properties. The Managing General Partner had the right to put its interest in any of these Properties at any time in exchange for a Contingent Note that granted the Partnership 50% of all future net cash receipts from such Local Limited Partnership interest. If the Partnership disposed of its interest in the above-mentioned Properties in any other manner, the Partnership would be required to pay a $2,500 termination fee per Property. Effective January 2, 2004, the Managing General Partner exercised these puts and the Partnership received a total of $32,174 in return for its interest in the three Local Limited Partnerships. The Partnership no longer has an interest in these three properties. These sales resulted in taxable income projected to be approximately $383,000, or $8 per Unit. The Partnership was required to pay $7,500 in fees to the unaffiliated entity in connection with exercising these put agreements.

As previously reported, the Local General Partner of Barrington Manor, located in Fargo, North Dakota, expressed to the Managing General Partner concerns over the long-term financial health of the Property. In response to these concerns and to reduce possible future risk, the Managing General Partner consummated the transfer of 50% of the Partnership’s capital and profits in the Local Limited Partnership to an affiliate of the Local General Partner in November 1997. The Managing General Partner had the right to transfer the Partnership’s remaining interest to the Local General Partner any time after one year from the initial transfer. Due to subsequent transfers by the Local General Partner of its interest in the Local Limited Partnership, the Managing General Partner had the right to transfer the remaining Local Limited Partnership interest as of December 1, 2001. The Property generated its final year of Tax Credits during 1998 and the Compliance Period ended in 2003. The Managing General Partner will continue to monitor closely the operations of Barrington Manor.

As previously reported, the Managing General Partner reached agreement with the Local General Partner of Chestnut Lane, located in Newnan, Georgia, Country Estates, located in Glennville, Georgia, Pine Village, located in Pine Mountain, Georgia, Talbot Village, located in Talbotton, Georgia, and Willopeg Village, located in Rincon, Georgia, on a plan that would ultimately transfer ownership of the Local Limited Partnerships to the Local General Partner. The plan included provisions to minimize the risk of recapture. The Compliance Period for these Properties expired on December 31, 2003. Effective January 2, 2004, the Managing General Partner exercised these puts and the Partnership received a total of $30,000 in return for its interest in the five Local Limited Partnerships. The Partnership no longer has an interest in these five Properties. These sales resulted in taxable income projected to be approximately $1,933,000, or $39 per Unit.

As previously reported, Boulevard Commons, located in Chicago, Illinois, has experienced operating deficits due to expenses associated with high unit turnover, security issues and increasing maintenance and capital needs. As a result of these issues, Boulevard Commons’ mortgage went into default. In October 1998, affiliates of the Managing General Partner replaced the Local General Partners with a new unaffiliated non-profit general partner. The interest of the original Local General Partners was converted to a special limited partner interest with no right to participate in the management of the Local Limited Partnership. Further, the Managing General Partner consummated the transfer of 48.5% of the Partnership’s capital and profits in the Local Limited Partnership to the new Local General Partner on October 9, 1998. The Managing General Partner had the right to transfer the Partnership’s remaining interest to the new Local General Partner any time after one year from October 9, 1998. After obtaining final approval to transfer the Partnership’s remaining interest in the Local Limited Partnership from the United States Department of Housing and Urban Development (“HUD “), on April 7, 2003, the Managing General Partner transferred an additional 49.5% of its interest in the Local Limited Partnership. The Partnership will retain its 99% interest in the losses and Tax Credits of the Local Limited Partnership until it transfers its remaining 1% interest in the Local Limited Partnership. Although the Property will continue to generate a minimal amount of Tax Credits through 2005, substantially all of its Tax Credits were generated prior to 2001.

As previously reported, the existing workout agreement between Pebble Creek, located in Arlington, Texas, and HUD expired May 31, 1998. In December 1999, the Local General Partner signed a Provisional Workout Agreement (PWA) with HUD. As part of the PWA, the Partnership assumed the out-of-pocket costs of the workout of approximately $700,000. During the third quarter of 2000, the Managing General Partner secured HUD approval for a potential “Mark to Market” restructuring. On March 18, 2002, a commitment letter for Mark-to-Market restructuring was executed. As part of the restructuring commitment, HUD approved the transfer of the Local General Partner and Limited Partner interests. On March 26, 2002, the Local General Partner was replaced and the Managing General Partner, on behalf of the Partnership, transferred 48.5% of the Partnership’s interest in the Local Limited Partnership to the replacement Local General Partner. The Partnership had the right to fully dispose of its interest in the Local Limited Partnership as of March 27, 2004. At the time of the partial transfer of Local Limited Partnership interests, the Property’s name was changed to Manhattan Park.

As previously reported, Cass House, located in Boston, Massachusetts, and Verdean Gardens, located in New Bedford, Massachusetts, received a subsidy under the State Housing Assistance Rental Program (“SHARP”), which was an important part of their annual income. As originally conceived, the SHARP subsidy was scheduled to decline over time to match increases in net operating income. However, increases in net operating income failed to keep pace with the decline in the SHARP subsidy. Many of the SHARP properties (including Cass House and Verdean Gardens) structured workouts that included additional subsidies in the form of Operating Deficit Loans (“ODL’s”). Effective October 1, 1997, the Massachusetts Housing Finance Agency (“MHFA”), which provided the SHARP subsidies, withdrew funding of the ODL’s from its portfolio of seventy-seven subsidized properties. In addition, as of March 1, 2003, MHFA cancelled SHARP payments for the rest of the State’s fiscal year (June 30, 2003). The State did not reinstate payments for FY 2004 (July 1, 2003 to June 30, 2004). Properties unable to make full debt service payments were declared in default by MHFA. On December 5, 2003, MHFA sent a demand letter to the Local General Partner requiring the Local Limited Partnership to pay the full amount of the mortgage within 35 days. The Local General Partner is currently attempting to negotiate a resolution with MHFA. However, there is little risk to the Partnership since all Tax Credits have been claimed and the Compliance Period ended on December 31, 2003.

The Managing General Partner has joined a group of SHARP property owners called the Responsible SHARP Owners, Inc. (“RSO”) and is negotiating with MHFA and the Local General Partners of Cass House, and Verdean Gardens to find a solution to the problems that will result from the withdrawn subsidies. On December 16, 1998, the Partnership joined with the RSO and about twenty other SHARP property owners and filed suit against the MHFA (Mass. Sup. Court Civil Action #98-4720). Among other things, the suit seeks to enforce the MHFA’s previous financial commitments to the SHARP properties. The lawsuit is complex, so no predications can be made at this time as to the ultimate outcome.

As previously reported, although Coronado Courts, located in Douglas, Arizona, maintained a high level of occupancy and operations remained strong, HUD-approved rent increases had not kept pace with the increase in operating expenses. Additionally, the local housing authority discontinued its policy of paying 80% of the rent on vacant units. The Property generated its last year of Tax Credits during 1997. During the second quarter of 2002, the Property’s outstanding mortgage indebtedness was refinanced. In conjunction with this refinancing, the Managing General Partner negotiated an agreement that would ultimately transfer ownership of the Partnership’s interest in the Local Limited Partnership to an affiliate of the Local General Partner. The Partnership had the right to put its interest to the designated entity anytime during the 24-month period beginning January 1, 2003. The Managing General Partner exercised the put on behalf of the Partnership. The put price of the Partnership’s interest was $500,000, payable in the form of a non-interest bearing note, with annual payments from available cash flow. The Partnership therefore no longer has an interest in the Local Limited Partnership. This sale resulted in taxable income of approximately $1,657,000, or $33 per Unit.

As previously reported, occupancy at Lakeview Heights, located in Clearfield, Utah, declined due to the addition of several new affordable housing properties in the area. The Property needed certain maintenance and repairs in order to improve its appeal and maintain a competitive position in the market. The Property’s Tax Credits expired in 1997. Based upon the completion of the Property’s Compliance Period, as well as the existing status of the Property, the Local General Partner decided to list the Property for sale. A buyer was located and the property was sold in November 2003 with the Partnership receiving $1,051,527. This sale resulted in taxable income of approximately $1,833,000, or $37 per Unit.

As previously reported, Hillcrest III, located in Perryville, Missouri operated at a deficit in 2002, despite strong occupancy. This was due to a decrease in rental revenue and an increase in expenses. The Property remains current on its debt service obligations. Since the Compliance Period ended in 2003 and in order to reduce possible future risk, the Managing General Partner entered into a put agreement with the Local General Partner whereby the Managing General Partner had the right to transfer the Partnership’s interest to the Local General Partner any time after January 1, 2004 for $5,000. Effective January 2, 2004, the Managing General Partner exercised the put and the Partnership received $5,000 for its interest in the Local Limited Partnership. The Partnership no longer has an interest in this Property. This sale resulted in taxable income projected to be approximately $217,000, or $4 per Unit.

As previously reported, Logan Plaza, located in New York, New York, was in need of updating and repair in order to maintain its physical condition. Despite its tired appearance, the Property offers amenities not present in other comparable properties, such as 24-hour security, laundry facilities, community space and elevators. The Property’s Compliance Period ended in 2003, and the Managing General Partner began working with the Local General Partner to identify possible disposition strategies with respect to its interest in this Property. On January 2, 2004, upon expiration of the Compliance Period, the Partnership received $1,095,250 for its interest and as a result no longer has an interest in the Local Partnership. This sale will result in taxable income projected to be approximately $1,922,000, or approximately $38 per Unit.

As previously reported, Trenton, located in Salt Lake City, Utah experienced operating difficulties resulting in operating deficits during 2003. Since the Compliance Period has ended and in order to reduce possible future risk, the Managing General Partner commenced discussions with the Local General Partner in 2003 on a plan to allow the Partnership to dispose of its interest in the Local Limited Partnership. In August 2003, the Property was sold and the Partnership received $3,000. This sale resulted in taxable income of approximately $236,000, or approximately $5 per Unit.

As previously reported, operations at Hughes, located in Mandan, North Dakota, historically struggled. During 1995, the Local General Partner did not make the required debt service payments on the Property. At that time, the Managing General Partner began negotiations with the mortgage holder to avoid foreclosure and restructure the note. As part of the restructuring, Partnership Reserves were used to fund debt service and perform deferred maintenance. In addition, the Local General Partner was removed and an affiliate of the Managing General Partner assumed the Local General Partner’s interest. Since that time, Partnership Reserves periodically funded the Property’s operating deficits. While exploring disposition strategies for the Partnership’s interest in the Property, the Managing General Partner became aware that an adjacent site caused environmental contamination to the Property. The Property incurred additional expenses to research the environmental contamination. Due to the Property’s operations, the contamination and its future liquidity, the value of the Partnership’s interest was diminished. On April 22, 2003, the Property was sold and the entire amount of the sales proceeds was used as satisfaction for the outstanding debt. The Partnership had recapture of approximately $1.34 per Unit during 2003. In addition, the transfer resulted in taxable income of approximately $653,000, or $13 per Unit.

As previously reported, Elmore Hotel, located in Great Falls, Montana, historically had difficult operations. In addition, the opening of a new Tax Credit property in the area during 1999 caused the Property’s occupancy to decline and rental rates to be reduced. In addition, the Property generated its last Tax Credits during 1997 and its Compliance Period expired. As a result, the Managing General Partner began discussions with the Local General Partner regarding disposition of the Partnership’s interest in this Property. During the three months ended June 30, 2003, the Managing General Partner transferred the Partnership’s interest to the Local General Partner. As a result, the Partnership no longer has an interest in the Local Limited Partnership. The transfer resulted in taxable income of approximately $1,494,000, or $30 per Unit.

As previously reported, the Compliance Period for Rolling Green, located in Edmond, Oklahoma, expired during 2001. Based upon the completion of the Property’s Compliance Period, as well as the existing status of the Property, the Local General Partner decided to sell the Property. During July 2002, the Property was sold, and the Partnership received net proceeds of $397,177. The Managing General Partner, in accordance with and as permitted by the Partnership Agreement, retained the entire amount of net proceeds in Reserves. The sale resulted in taxable income of approximately $1,389,000, or $28 per Unit.

As previously reported, the Compliance Period for Sierra Vista, located in Aurora, Colorado, expired during 2001. Based upon the completion of the Property’s Compliance Period, as well as the existing status of the Property, the Local General Partner decided to list the Property for sale. On January 16, 2003, the Property was sold to a non-affiliated entity, and the Partnership received net proceeds of $2,287,041. The Managing General Partner, in accordance with and as permitted by the Partnership Agreement, retained the entire amount of net proceeds in Reserves. The sale will result in taxable income of approximately $4,243,000, or $85 per Unit.

As previously reported, the Compliance Period for Windsor Court, located in Aurora, Colorado, expired during 2001. Based upon the completion of the Property’s Compliance Period, as well as the existing status of the Property, the Local General Partner decided to list the Property for sale. On January 16, 2003, the Property was sold to a non-affiliated entity, and the Partnership received net proceeds of $1,075,112. The Managing General Partner, in accordance with and as permitted by the Partnership Agreement, retained the entire amount of net proceeds in Reserves. The sale resulted in taxable income of approximately $2,948,000, or $59 per Unit.

Inflation and Other Economic Factors.

Inflation had no material impact on the operations or financial condition of the Partnership for the years ended March 31, 2004 and 2003.

Since most of the Properties benefit from some form of government assistance, the Partnership is subject to the risks inherent in that area including decreased subsidies, difficulties in finding suitable tenants and obtaining permission for rent increases. In addition, any Tax Credits allocated to investors with respect to a Property are subject to recapture to the extent that the Property or any portion thereof ceases to qualify for the Tax Credits.

Certain Properties in which the Partnership has invested are located in areas suffering from poor economic conditions. Such conditions could have an adverse effect on the rent or occupancy levels at such Properties. Nevertheless, the Managing General Partner believes that the generally high demand for below-market rate housing will tend to negate such factors. However, no assurance can be given in this regard.

Selected Financial Data

         The following selected financial data has been excerpted from the Form 10-K and should be read in conjunction with the financial statements and the related notes set forth in such reports. Unit Holders should also refer to any other Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the Commission after the Form 10-K or after the date of this Offer for more recent information relating to the business and operations of the Partnership.

BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP

BALANCE SHEET
March 31, 2004

Assets

Cash and cash equivalents	$ 5,633,518
Investments in Local Limited Partnerships (Note 3)	--
Accounts receivable (Note 3)	37,174
Other assets	60
Total Assets	$ 5,670,752

Liabilities and Partners' Equity

Due to affiliate (Note 4)	$ 217,194
Accrued expenses	17,588
Total Liabilities	234,782

General, Initial and Investor Limited Partners' Equity	5,435,970
Total Liabilities and Partners' Equity	$ 5,670,752

BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP
STATEMENTS OF OPERATIONS

For the Years Ended March 31, 2004 and 2003

	2004	2003
Revenue:

Investment	$37,750	$18,097
Other	85,413	25,857

Total Revenue	123,163	43,954

Expenses:
Provision for valuation of advances to Local Limited
Partnerships (Note 3)	--	54,405
Provision for valuation of investments in Local Limited
Partnerships (Note 3)	16,414	--
General and administrative (includes reimbursements to
an affiliate of $267,764 and $342,638 in 2004 and
2003, respectively) (Note 4)	420,463	559,953
Amortization	--	12,178

Total Expenses	436,877	626,536

Loss before equity in losses of Local Limited Partnerships
and gain on disposal of investments in Local Limited
Partnerships	(313,714)	(582,582)

Equity in losses of Local Limited Partnerships (Note 3)	(101,759)	(357,771)

Gain on disposal of investments in Local Limited
Partnerships (Note 3)	2,517,327	3,614,352

Net Income	$2,101,854	$2,673,999

Net Income allocated:
General Partners	$21,019	$26,740
Limited Partners	2,080,835	2,647,259

	$2,101,854	$2,673,999

Net Income per Limited Partner Unit
(50,000 Units)	$41.62	$52.95

BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP
STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:

Net Income	$2,101,854	$2,673,999
Adjustments to reconcile net income to net
cash used for operating activities:
Equity in losses of Local Limited Partnerships	101,759	357,771
Gain on disposal of investments in Local Limited
Partnerships	(2,517,327)	(3,614,352)
Provision for valuation of advances to Local
Limited Partnerships	--	54,405
Provision for valuation of investments in Local
Limited Partnerships	16,414	--
Amortization	--	12,178
Net loss on sales of marketable securities	--	607
Cash distributions included in net income	(71,972)	(10,393)
Increase (decrease) in cash arising from changes
in operating assets and liabilities:
Accounts receivable	(37,174)	--
Other assets	2	737
Due to affiliate	(110,910)	104,612
Accrued expenses	(10,567)	142

Net cash used for operating activities	(527,921)	(420,294)

Cash flows from investing activities:
Proceeds from sales and maturities
of marketable securities	--	213,848
Advances to Local Limited Partnerships	--	(54,405)
Cash distribution received from Local
Limited Partnerships	71,972	32,392
Proceeds received from disposal of investments
in Local Limited Partnerships	2,544,430	3,614,352

Net cash provided by investing activities	2,616,402	3,806,187

Net increase in cash and cash equivalents	2,088,481	3,385,893
Cash and cash equivalents, beginning	3,545,037	159,144

Cash and cash equivalents, ending	$5,633,518	$3,545,037

Summarized combined financial information of the Local Limited Partnerships in which the Partnership has invested as of December 31, 2003 and 2002 (due to the Partnership’s policy of reporting the financial information of its Local Limited Partnership interests on a 90 day lag basis) is as follows:

Summarized Balance Sheets — as of December 31,

	2003	2002

Assets
Investment property, net	$31,884,481	$56,153,795
Other assets	6,221,539	11,784,160

Total Assets	$38,106,020	$67,937,955

Liabilities and Partners' Deficit:
Mortgage notes payable	$53,227,120	$83,489,694
Other liabilities	28,163,184	27,722,688

Total Liabilities	81,390,304	111,212,382

Partnership's deficit	(42,087,766)	(42,125,685)
Other partners' deficit	(1,196,518)	(1,148,742)

Total Partners' Deficit	(43,284,284)	(43,274,427)

Total Liabilities and Partners' Deficit	$38,106,020	$67,937,955

Summarized Income Statements-for the years ended December 31,

	2003	2002

Rental and other revenue	$8,150,053	$15,794,523

Expenses:
Operating	7,166,619	9,698,585
Interest	4,113,152	6,885,643
Depreciation and amortization	1,781,634	3,779,910

Total Expenses	13,061,405	20,364,138

Net Loss	$(4,911,352)	$(4,569,615)

Partnership's share of Net Loss (2002 includes prior
year adjustments)	$(4,862,237)	$(4,552,261)

Other partners' share of Net Loss	$(49,115)	$(45,694)

The notes to the financial statements have been omitted. Please refer to the Partnership’s Form 10-K.

         The Letter of Transmittal, and any other required documents should be sent or delivered by each Unit Holder or his broker, dealer, commercial bank, trust company or other nominee to the Purchaser at its address set forth below.

         Questions and requests for assistance may be directed to the Purchaser at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be obtained from the Purchaser as set forth below, and will be furnished promptly at the Purchaser’s expense.

October 8, 2004	Park G.P., Inc.

Park G.P., Inc.
104 Armour Road
North Kansas City, Missouri 64116
(816) 303-4500
Facsimile: (816) 221-1829